Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-09-28	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

Tele2 announces complete Leadership Team in merged company

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces the complete Leadership Team (LT) in the merged company of Tele2 and Com Hem.

In January 2018, Tele2 and Com Hem announced the intention to merge the two companies. Following that announcement, integration planning has been ongoing and today all the Leadership Team (LT) positions of the future company are announced, complementing the positions that were announced on August 29th. The forming of a new LT and the appointments are conditional upon the closing of the merger.

The announced positions are:
●	Tom Craig, Executive Vice President, Sweden Business
●	Guillaume van Gaver, Executive Vice President, International Markets
●	Jon James, Executive Vice President, CEO Tele2 Netherlands
●	Fredrik Stenberg, Executive Vice President, Transformation & Operational Excellence
●	Joel Westin, Executive Vice President, Strategy & Business Development
●	Viktor Wallström, Executive Vice President, Communications
●	Thomas Björklund, Executive Vice President, Technology Mobile
●	Thomas Helbo, Executive Vice President, Technology Fixed
●	Joss Delissen, Executive Vice President, IT

The following positions were announced in August:
●	Mikael Larsson, Executive Vice President, Group CFO
●	Samuel Skott, Executive Vice President, Sweden Consumer
●	Karin Svensson, Executive Vice President, People and Change
●	Stefan Backman, Executive Vice President, Group General Counsel

All of the above mentioned positions will report directly to Anders Nilsson, incoming CEO of the Tele2 Group, and will together form the new Leadership Team of the Tele2 Group. The appointments will become effective at closure of the merger.

Anders Nilsson, incoming President and CEO of Tele2, comments: “I feel proud and happy to announce the full new Leadership Team that will lead this company on the next phase of its exciting journey. These team members gather crucial competences from the two merging companies, and the right capabilities to deliver on the opportunities that Tele2 will now go after. Together, we will create a leading integrated connectivity provider, generating value for our customers, our shareholders and our employees.”

Anders continues: “I am aware that the gender split in the new Leadership Team is not balanced. The telecom industry has a challenge in terms of gender distribution, and therefore diversity and inclusion will be one of the company’s important focus areas going forward.”

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Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-09-28

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

The closing of the merger is conditional upon approval by the European Commission. Until closing, Tele2 and Com Hem will continue with business as usual and to act as two independent and separately listed companies with their current Leadership Teams and Board of Directors, respectively.

About Tom Craig
Tom has been working with Tele2 as a Strategic Advisor to the B2B business during 2018. Prior to this he has served in executive positions such as President Business Solutions at BT Global Services, Group Director Business Services at Vodafone and leadership roles at Ooredoo Business Services and Millicom Group.

About Guillaume van Gaver
Guillaume is currently EVP International for Tele2, a position he has held since 2016. Prior to that he has worked in the US, Europe and Middle East and previous workplaces include Orange, Mobinil, EE and Dixons Carphone.

About Jon James
Jon is currently the CEO of Tele2 Netherlands at Tele2 Group, a position he has held since 2017. Prior to that, Jon was the COO at Com Hem and he has over 20 years of experience within the media and telecom industry.

About Fredrik Stenberg
Fredrik is currently EVP Director of Tele2 Shared Operations, a position he assumed at the beginning of 2017. He started his career at Tele2 in 2004 and has previously held several senior positions including acting COO and Director of Customer Operations.

About Viktor Wallström
Viktor is currently the EVP Communications at Tele2 Group, a position he assumed in 2016. Viktor joined Tele2 in 2013 and has over ten years of experience from consulting and corporate roles within communications & marketing.

About Joel Westin
Joel is currently Product Director at Com Hem, a position he has held since 2016. Prior to that Joel was Director of Product and Business Development at MTG.

About Thomas Björklund
Thomas is currently the CTO of Tele2, a position that he has held since 2017. Thomas has been employed at Tele2 for 22 years and he has held positions spanning from Network Architect to Director of Network Strategy.

About Thomas Helbo
Thomas is currently CTO at Com Hem, a position he has held since 2016. Prior to that Thomas was CTO at Stofa in Denmark, and was Chairman of the Danish electronics industry association.

About Joss Delissen
Joss is currently the CIO of Tele2, a position he has held since 2016. Prior to that he spent ten years as CIO at PostNord and 15 years at Unilever in various positions.

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Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-09-28

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

Important notice
The registration statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov. This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

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IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem have mailed a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.